SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER S ID (CNPJ): 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431 -1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTIETH EXTRA
ORDINARY BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná . 2. DATE AND TIME: 04.15.2015 at 2:30 p.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA Chairman, LUIZ FERNANDO LEONE VIANNA Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.   Approval of the Company s 20 -F Report 2014/2015 and its submission to the Securities and Exchange Commission (SEC);

II. Unanimous approval of (I) the granting by the Company of a Suretyship in guarantee of the faithful, integral and punctual compliance with all the obligations assumed or which may be assumed by Copel Geração e Transmissão S.A. under the 1 st Debenture Issue, through the signature of the Indenture, for the public offering with restricted placement efforts, in accordance with Instruction 476 of the Brazilian Securities and Exchange Commission ( CVM instruction 476 ), of January 16, 2009, as amended, totaling R$1,000,000,000.00 (one billion reais), so that the Company will assume the obligations arising thereof before the Debenture holders, as the joint and main payer of the obligations of Copel GeT, until its settlement; and (II) authorization for the members of the Company s Executive Board, or their proxies, in accordance with the conditions described in item (I) above, to take all the necessary measures and sign all the necessary documents to implement the items resolved at the meeting, including but not limited to the Indenture signed by Copel GeT, as the guarantor, and the placement agreement, as a party, to be entered into with the Coordinators and the Issuer;

III. Approval and authorization of the new business plan of the special purpose company (SPC) Matrinchã Transmissora de Energia S.A.; and

IV. Approval , with a dissenting opinion by the Board member Marco Aurelio Rogeri Armelin, of the amendments to the Bylaws of Copel Telecomunicações S.A. and the submittal of the matter to ratification by the Annual Shareholders Meeting of that Wholly-owned Subsidiary.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA Chairman, LUIZ FERNANDO LEONE VIANNA Secretary; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO, MARCO AURELIO ROGERI ARMELIN; NATALINO DAS NEVES and NEY AMILTON CALDAS FERREIRA.

The full version of the Minutes of the 130 th Extraordinary Board of Director s Meeting of Copel of April 15, 2015 was drawn up in the Company s Book no. 8, pages 024 to 029.

LUIZ FERNANDO LEONE VIANNA
Secretary

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

FORWARD-LOOKING STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

Date: April 16, 2015
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE